RECEIVED

2005 MAY 17 A 8:4?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Givaudan



05008136

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

SUPPL

Vernier, 12 May 2005
RG/rmj6189
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media Release : Givaudan announces the issue of a 2.25% CHF Domestic Bond of 300 million CHF	11 May 2005	I

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

PROCESSED
MAY 23 2005
THOMSON FINANCIAL

P. de Rougemont R. Garavagno

Enclosure mentioned

Givaudan

File N° 12G3-2B-82-5087

Media Release

Givaudan announces the issue of a 2.25% CHF Domestic Bond of 300 million CHF

Geneva, Switzerland – May 11, 2005 – Givaudan Finance SA announces today the issue of a CHF 300 million straight bond in the Swiss franc domestic market, guaranteed by Givaudan SA.

The bond carries a 2.25% coupon and has a maturity of 7 years. The purpose of this bond is to refinance a CHF 300 million bond that was issued in 2000 and that will mature end 2005 by taking advantage of the current low interest rates and the favourable new issuance conditions.

This news release is only available in English.

Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

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